UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ARI NETWORK SERVICES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

001930205
(CUSIP Number)

March 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [   ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001930205

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

12 West Capital Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned
by Each Reporting Person With	(5) Sole Voting Power:	900,000**
	(6) Shared Voting Power:	0**
	(7) Sole Dispositive Power:	900,000**
	(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 900,000**

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9): 7.5%**

(12) Type of Reporting Person (See Instructions): IA

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of ARI Network Services, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund.  Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of March 12, 2013, 12 West Onshore Fund held 617,400 shares of Common Stock of the Company, par value $0.001 per share (“Common Stock”), and 12 West Offshore Fund held 282,600 shares of Common Stock.  In addition, as of March 12, 2013, 12 West Onshore Fund and 12 West Offshore Fund held Common Stock Purchase Warrants (each, a “Warrant” and collectively, the “Warrants”), which entitle 12 West Onshore Fund and 12 West Offshore Fund to purchase up to 205,800 shares of Common Stock and 94,200 shares of Common Stock, respectively, at an exercise price of $2.00 per share of Common Stock.  The Warrants are subject to beneficial ownership limitations that render each Warrant unexercisable if, after the exercise of the Warrant, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after the exercise of the Warrant (the “Issuance Limitation”).  12 West Onshore Fund and 12 West Offshore Fund may modify the Issuance Limitation upon 61 days’ prior written notice to the Company.

Based on information disclosed in the Company’s (i) Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013, filed with the Securities and Exchange Commission on March 12, 2013, and (ii) Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2013, there were 11,987,789 shares of Common Stock outstanding as of March 12, 2013. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 900,000 shares of Common Stock, or 7.5% of the shares of Common Stock deemed issued and outstanding as of March 12, 2013.

Item 1(a) Name Of Issuer: ARI Network Services, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

10850 West Park Place
Suite 1200
Milwaukee, Wisconsin 53224

Item 2(a) Name of Person Filing:

12 West Capital Management LP

Item 2(b) Address of Principal Business Office or, if None, Residence:

90 Park Avenue
41st Floor
New York, New York 10016

Item 2(c) Citizenship:

12 West Capital Management LP is a Delaware limited partnership.

Item 2(d) Title of Class of Securities: Common Stock, $0.001 par value per share.

Item 2(e) CUSIP No.: 001930205

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	900,000**

(b) Percent of Class:	7.5%**

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	900,000**

(ii) shared power to vote or to direct the vote:	0**

(iii) sole power to dispose or to direct the disposition of:	900,000**

(iv) shared power to dispose or to direct the disposition of:	0**
_____________________________

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of ARI Network Services, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund.  Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of March 12, 2013, 12 West Onshore Fund held 617,400 shares of Common Stock of the Company, par value $0.001 per share (“Common Stock”), and 12 West Offshore Fund held 282,600 shares of Common Stock.  In addition, as of March 12, 2013, 12 West Onshore Fund and 12 West Offshore Fund held Common Stock Purchase Warrants (each, a “Warrant” and collectively, the “Warrants”), which entitle 12 West Onshore Fund and 12 West Offshore Fund to purchase up to 205,800 shares of Common Stock and 94,200 shares of Common Stock, respectively, at an exercise price of $2.00 per share of Common Stock.  The Warrants are subject to beneficial ownership limitations that render each Warrant unexercisable if, after the exercise of the Warrant, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after the exercise of the Warrant (the “Issuance Limitation”).  12 West Onshore Fund and 12 West Offshore Fund may modify the Issuance Limitation upon 61 days’ prior written notice to the Company.

Based on information disclosed in the Company’s (i) Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013, filed with the Securities and Exchange Commission on March 12, 2013, and (ii) Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2013, there were 11,987,789 shares of Common Stock outstanding as of March 12, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 900,000 shares of Common Stock, or 7.5% of the shares of Common Stock deemed issued and outstanding as of March 12, 2013.

Item 5. Ownership of Five Percent or Less of a Class

    Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

    Not Applicable.

Item 8. Identification and Classification of Members of the Group

    Not Applicable.

Item 9. Notice of Dissolution of Group

    Not Applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2013

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)